Exhibit 99.1

Foresight Successfully Completes Technological

Demonstrations for Leading Vehicle Manufacturers in France

Multiple vehicle manufacturers and Tier One suppliers expressed interest in purchasing prototypes of the QuadSight™ vision system for evaluation.

NESS ZIONA, Israel — May 22, 2019 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today announced that the company successfully completed a series of technological demonstrations of its QuadSight vision system in France for four leading vehicle manufacturers (OEMs) and Tier One suppliers. These demonstrations follow a successful technological roadshow that was recently carried out in Japan with six additional OEMs and Tier One suppliers, as reported on May 14, 2019, several of which have expressed interest in purchasing the QuadSight prototype system for further evaluation.

Foresight’s technological roadshows to potential customers serve to demonstrate the company’s unique product capabilities. The QuadSight system is tested in different predefined and ad hoc customer-defined scenarios on the customer’s premises. To date, the system has successfully achieved 100% obstacle detection in all simulated fog, rain, and extreme lighting conditions scenarios.

In addition, Foresight demonstrated specific tools, designed and developed by the company, that allow the customer to extract and analyze relevant data about the detected obstacles. Foresight will be conducting additional technological roadshows in Europe, the United States and the Far East over the next few months.

The outstanding performance of the QuadSight system was well received. As a result, multiple leading French OEMs and Tier One suppliers expressed interest in purchasing prototypes of the QuadSight system for evaluation.

In the past few months, Foresight successfully installed three QuadSight vision system prototypes, with a fourth to be installed in the coming weeks. The company has worked closely with customers to complete installations and received positive initial customer feedback.

“I am fully confident in the strength of our product and the growth potential of our company,” said Haim Siboni, Foresight’s CEO. “In recent months, we received valuable market information which has enabled us to tailor our product to market needs and requirements. Additionally, we are pursuing strategic sales and distribution relationships which will allow us to deploy our technology and expand on a larger scale.”

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses conducting additional technological roadshows in Europe, the United States and the Far East over the next few months, that leading French vehicles OEMs and Tier One suppliers expressed interest in purchasing prototypes of the QuadSight system for evaluation, growth potential and pursuing strategic sales and distribution relationships which will allow Foresight to deploy its technology and expand on a larger scale. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654